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                                                                      EXHIBIT 71

                                [INTEROIL LOGO]

                              INTEROIL CORPORATION
                                 DRILLING REPORT
                                  6 APRIL 2004

MOOSE-2ST1

TYPE:                      Oil Exploration / Appraisal well

LOCATION:                  PPL 238, Eastern Papuan Basin

                           145 degrees 12.30" E, 06 degrees 59.69' S

CURRENT STATUS:            Drilling ahead at 1,043 meters (3,422 feet) in
                           sidetrack. Successfully sidetracked past the top of the stuck pipe from 1,026 meters (3,366 feet).

                           Plan forward is to continue drilling to the primary target.

PLANNED TOTAL DEPTH:       1,700 m (5,577ft)

OPERATOR:                  InterOil subsidiary SPI (208) Limited

PROSPECT DESCRIPTION:      Step-out well to appraise the extent of the Moose
                           limestone reservoir that had oil shows in the Moose
                           ST-1 well, approximately 4.5 km (3 miles) away.

                           Deeper exploration target of Pale sandstone, two way dip closure, doubly plunging thrust anticline.

STERLING MUSTANG-1

TYPE:                      Oil Exploration

LOCATION:                  PPL 238 Eastern Papuan Basin

                           145 degrees 23'47.82" E, 06 degrees 56'54.40"S

CURRENT STATUS:            No drilling progress for the week while inspections
                           and repairs in progress. Equipment is being delivered to the rig site, by barge and helicopter, prior to the commencement of drilling.

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PLANNED TOTAL DEPTH:       2,200 m (7,218 ft)

INTEREST:                  InterOil subsidiary SPI (208) Limited 100%

OPERATOR:                  SPI (208) Limited

PROSPECT DESCRIPTION:      Two way dip, doubly plunging thrust anticline with
                           Late Cretaceous Pale and Subu quartz sandstones
                           (primary) and Eocene "Mendi" Limestone with fracture porosity (secondary) objectives.

FOR FURTHER INFORMATION:

PLEASE SEE THE INTEROIL WEB SITE AT www.interoil.com

NORTH AMERICA
Gary M Duvall
Vice President, Corporate Development
InterOil Corporation
gary.duvall@interoil.com
Houston TX USA
Phone: +1 281 292 1800

Lisa Elliott
DRG & E
lelliott@drg-e.com
Phone: +1 713 529 6600

AUSTRALASIA
Anesti Dermedgoglou
Vice President, Investor Relations
InterOil Corporation
anesti@interoil.com
Cairns Qld Australia
Phone: +61 7 4046 4600

Andy Carroll
General Manager, Exploration & Production
InterOil Corporation
Phone: +61 2 9279 2000